Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	First Quarter
	2015	2014
Computation of Earnings:
Income before income taxes	$4,466	$4,893
Add:
Interest expense	6,843	6,746
Amortization of debt premium/discount and expenses	504	478
Interest portion of rent expense	659	618

Earnings as adjusted	$12,472	$12,735

Computation of Fixed Charges:
Interest expense	$6,843	$6,746
Capitalized interest	66	62
Amortization of debt premium/discount and expenses	504	478
Interest portion of rent expense	659	618

Fixed charges	$8,072	$7,904

Ratio of Earnings to Fixed Charges	1.55	1.61